

June 20, 2011

Via Email
Mr. Peter King
Deputy Chief Financial Officer
Westpac Banking Corporation
275 Kent Street
Sydney, New South Wales 2000
Australia

    Re: Westpac Banking Corporation
       Form 20-F for the Fiscal Year Ended September 30, 2010
       Filed November 15, 2010
       File No. 001-10167

Dear Mr. King:

  We have reviewed your response dated May 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2010

Notes to the financial statements

Note 10 – Available-for-sale securities, page 167

1. We note your response to comment five of our letter dated April 18, 2011. Based on your response and your description of these securities in footnote (1) to the table on page 155, it does not appear that they would meet any of the exceptions from fair value

Mr. Peter King
Westpac Banking Corporation
June 20, 2011
Page 2

measurement set forth in paragraph 46 of IAS 39 as they are not classified as loans and receivables or held-to-maturity investments and are not *equity* instruments. Accordingly, we believe that these securities should be carried at fair value and would be classified as either Level 2 or Level 3 fair value measurements. However, we also note from your response that you believe that their cost provides a reasonable approximation of their fair value given the relatively short tenor of the instruments. Therefore, if true, please revise your future filings to clearly indicate that these securities are carried at fair value which approximates cost given the short term nature of these instruments. If you cannot make this assertion, please describe your methodology for estimating the fair value of these securities using either Level 2 or Level 3 inputs.

Report of independent registered public accounting firm, page 300

2.   We note your response to comment 12 of our letter dated April 18, 2011. Based on our review, it appears that this disclosure would be more appropriately included as a risk factor instead of as an addendum to the audit report. Therefore, in future filings, to the extent you wish to include this liability limitation in your Form 20-F, please include it as part of the discussion of your risk factors instead of as an addendum to the audit report.

        You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 with any questions.

                                        Sincerely,

                                        /s/ Stephanie L. Hunsaker

                                        Stephanie L. Hunsaker
                                        Senior Assistant Chief Accountant